EXHIBIT 99.1

Re: Possible Offering of a New Series of Debentures

B Communications Ltd. (“the Company”) is pleased to report the following:

The Company hereby announces that it intends to raise funds through the offering of new non-convertible debentures in Israel, as part of a future shelf offering report that may be published by the Company, pursuant to the Company's shelf prospectus dated August 29 2016 (the “Offering” and the “Shelf Prospectus”, respectively.)

The net proceeds of the Offering will be used to redeem the Company’s outstanding U.S. dollar denominated senior secured notes.

It is further noted that neither the execution of the Offering, its structure, scope, terms nor timing have been established and they are all subject to the Company's discretion. Nothing in this report will constitute any type of undertaking whatsoever on the part of the Company to carry out the Offering.

The publication of the shelf offering report and the execution of the Offering, if and when they occur, including the structure of the Offering, its timing and its scope, will all be subject to appropriate market conditions, board approval, and the receipt of all required regulatory approvals, including the approval of the Israel Securities Authority and the approval of the Tel Aviv Stock Exchange for the listing of the debentures for trading.

Nothing in this report constitutes a public offering or an invitation to purchase the Company's securities.

Very sincerely,

Ami Barlev

General Counsel